Exhibit 99.1

August 8, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

	CONTENTS
	GENERAL	3
	OVERVIEW	3
	SECOND QUARTER HIGHLIGHTS	3
	KEY FINANCIAL STATISTICS	5
	KEY OPERATING STATISTICS	6
	OUTLOOK	6
	PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2016	7
	REVIEW OF OPERATING AND FINANCIAL RESULTS	7
A)	FOR THE QUARTER ENDED JUNE 30, 2016	7
B)	FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016	9
	REVIEW OF OPERATING MINES	12
	Island Gold Mine	12
	Beaufor Mine	14
	Monique Mine	16
	Camflo Mill	16
	EXPLORATION EXPENSE	17
	Island Gold Mine	17
	Beaufor Mine	18
	QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS	19
	CASH POSITION	20
	CAPITAL STRUCTURE	20
	COMMITMENTS AND CONTINGENCIES	20
	OFF-BALANCE-SHEET TRANSACTIONS	20
	CRITICAL ACCOUNTING ESTIMATES	21
	FINANCIAL INSTRUMENTS	21
	ACCOUNTING POLICIES	21
	NON-IFRS PERFORMANCE MEASURES	21
	GENERAL INFORMATION	23
	RISKS AND UNCERTAINTIES	24
	REGULATION 43-101	24
	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	24
	CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS	25

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following Management’s Discussion and Analysis (“MD&A”) dated August 4, 2016 is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the quarter and the six-month period ended June 30, 2016. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements for the quarter and six-month period ended June 30, 2016, and our audited annual consolidated financial statements and related notes for December 31, 2015 and the related MD&A included in the 2015 Annual Report. All amounts are expressed in Canadian dollars, unless otherwise noted and are in accordance with International Financial Reporting Standards (“IFRS”), except for certain performance indicators that are not defined under IFRS. For further information, please refer to section “Non-IFRS performance measures” on page 21 of this MD&A. With the exception of troy ounces, the data on production is presented in metric units. More information on Richmont Mines Inc. (“Richmont Mines”, “Richmont”, or “the Corporation”) can be obtained in the form of news releases, quarterly and annual financial statements and Annual Information Form (“AIF”) on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this MD&A contains forward-looking information. Please refer to section “Cautionary statement regarding forward-looking statements” on page 24.

OVERVIEW

Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well positioned to cost effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Richmont’s shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE MKT) under the symbol “RIC”. The Corporation is headquartered in Rouyn-Noranda, Quebec, and has a corporate office in Toronto, Ontario.

SECOND QUARTER HIGHLIGHTS

  Company-wide production was 23,320 ounces for the quarter, an 11% decrease over Q2 2015, primarily due to the depletion of the Monique stockpile earlier this year. The Island Gold Mine produced 18,617 ounces of gold in the second quarter, a 24% increase over Q2 2015, driven by record underground and mill productivity of 911 tonnes per day and 878 tonnes per day, respectively, as well as a positive reconciliation (mined vs. reserves) of 19%.

  Gold sold during the quarter was 24,888 ounces, a decrease of 10% over Q2 2015, at an average realized price of $1,628 (US$1,263) per ounce.

  Revenues for the quarter were $40.6 million (US$31.5 million), consistent with Q2 2015.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 3

  Company-wide cash costs1 for the quarter were $903 per ounce (US$701 per ounce), a decrease of 7% over Q2 2015 and below current guidance estimates. Cash costs for the Island Gold Mine were $766 per ounce (US$595 per ounce), a 20% decrease over Q2 2015 and significantly below current guidance estimates.

  Company-wide All-in-Sustaining Costs1 (“AISC”) for the quarter were $1,330 per ounce (US$1,032 per ounce), in-line with Q2 2015 and within current guidance estimates. AISC for the Island Gold Mine were $1,038 per ounce (US$806 per ounce), a 21% decrease over Q2 2015 and significantly below current guidance estimates.

  Earnings were $2.7 million, 8% lower than Q2 2015, or $0.04 per share (US$2.1 million, or US$0.03 per share).

  Operating cash flow (after changes in non-cash working capital) of $14.9 million (US$11.5 million), or $0.25 per share (US$0.19 per share), both in-line with Q2 2015.

  Richmont ended the quarter with an increased cash balance of $95.5 million (US$73.4 million), which includes net proceeds of $29.1 million (US$22.7 million) related to a bought-deal prospectus financing completed on June 7, 2016 and $3.0 million of net free cash flow1.

  Based on the success of the Phase 1 exploration program at the Island Gold Mine, the Corporation launched an aggressive 18 to 24 month Phase 2 drilling program of up to 142,000 metres, with an estimated 39,000 metres to be completed in the second half of 2016.

  Based on the strong operational and cost performance in the first six months of the year, Richmont expects to meet, or exceed, the high end of production guidance and the low end of cash cost and AISC guidance. The Corporation will determine whether a revision to its 2016 guidance estimates is warranted following the completion of a scheduled 3- week electrical upgrade at the Island Gold mill and the commencement of stope mining in the Q Zone of the Beaufor Mine, both expected in August. It is anticipated that any update to guidance estimates would be released by mid- September.

[1] Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 21.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 4

KEY FINANCIAL STATISTICS

	CAN$		US$
	Quarter ended June 30		Quarter ended June 30
	2016	2015	2016	2015

Revenues	40,618	40,552	31,521	32,977
Net earnings	2,674	2,912	2,075	2,368
Operating cash flow, before changes in non-cash working capital[1]	11,380	10,606	8,831	8,625
Operating cash flow, after changes in non-cash working capital	14,871	14,677	11,540	11,935
Investment in property, plant and equipment	11,865	7,304	9,208	5,940

KEY PER SHARE DATA
Net earnings (basic)	0.04	0.05	0.03	0.04
Operating cash flow, after changes in non-cash working capital	0.25	0.25	0.19	0.21
Net free cash flow[1]	0.05	0.13	0.04	0.10

	CAN$		US$
	Six months ended June 30		Six months ended June 30
	2016	2015	2016	2015

Revenues	93,252	77,762	70,104	62,945
Net earnings	11,182	7,544	8,406	6,107
Operating cash flow, before changes in non-cash working capital[1]	32,596	20,258	24,505	16,398
Operating cash flow, after changes in non-cash working capital	32,168	23,807	24,183	19,271
Investment in property, plant and equipment	28,066	16,529	21,099	13,379
KEY PER SHARE DATA
Net earnings (basic)	0.19	0.14	0.14	0.11
Operating cash flow, after changes in non-cash working capital	0.54	0.43	0.41	0.35
Net free cash flow[1]	0.07	0.13	0.05	0.11
[1]	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 21.

	June 30,	December 31,
	2016	2015

Cash	95,529	61,028
Total assets	251,567	207,052
Non-current long-term debt	6,978	7,264
Shareholders’ equity	198,553	153,602
Shares outstanding (thousands)	62,690	58,340

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 5

KEY OPERATING STATISTICS

	Quarter ended June 30		Six months ended June 30
	2016	2015	2016	2015

Gold sold (oz)	24,888	27,566	57,127	52,357
Gold produced (oz)	23,320	26,314	55,689	52,173

KEY PER OUNCE OF GOLD DATA ($)
Average market price	1,624	1,466	1,624	1,490
Average selling price	1,628	1,468	1,629	1,482
Average cash costs[1]	903	974	848	976
Average AISC[1]	1,330	1,304	1,200	1,281

Average exchange rate (CAN$/US$)[2]	1.2886	1.2297	1.3302	1.2354

KEY PER OUNCE OF GOLD DATA (US$)
Average market price	1,260	1,192	1,221	1,206
Average selling price	1,263	1,194	1,225	1,200
Average cash costs[1]	701	792	637	790
Average AISC[1]	1,032	1,060	902	1,037
[1]	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 21.
[2]	The exchange rate represents the average exchange rate for the three-month and six-month periods.

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses financial and operating statistics in US dollars. The Corporation’s operating results and cash flows are significantly affected by changes in the Canadian dollar/US dollar exchange rate as the precious metals revenues are earned in US dollars and the majority of the operating costs are in Canadian dollars. A weak Canadian currency helps most of Canadian mining operations to report lower US dollar costs. Richmont is currently leveraging the weakened Canadian dollar to strategically accelerate the development of the deep resources at its Island Gold Mine.

On a quarterly basis, the Canadian to U.S. exchange rate is adjusted to reflect the actual quarterly rate and year-to-date rate as at the end of each quarter.

OUTLOOK

Based on the strong operational and cost performance in the first six months of the year, Richmont expects to meet, or exceed, the high end of production guidance and the low end of cash cost and AISC guidance (see table “Production outlook and cost guidance for 2016” on page 7).

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 6

PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2016

	ACTUAL	FORECAST
	Six-month period ended	Full Year
	June 30, 2016	2016

Gold production (ounces)	55,689	87,000 – 97,000

Cash costs per ounce	$848	$930 - $1,000
AISC per ounce	$1,200	$1,275 - $1,390

CAN$/US$ exchange rate	1.3302	1.3636

Cash costs per ounce (US$)	$637	$680 - $730
AISC per ounce (US$)	$902	$935 - $1,015

REVIEW OF OPERATING AND FINANCIAL RESULTS

A)	FOR THE QUARTER ENDED JUNE 30, 2016

The Island Gold Mine produced 18,617 ounces of gold in the second quarter, a 24% increase over the prior year period. The company-wide production was 23,320 ounces for the quarter, an 11% decrease over the prior year period, mainly as a result of the depletion of the Monique stockpile earlier this year. The processing of the Monique Mine stockpile contributed to 4,235 ounces of gold produced in the second quarter of 2015.

Gold production (ounces)

Revenues for the quarter were $40.6 million (US$31.5 million), in-line with the same quarter of the prior year, as the higher realized sale price per ounce for the quarter was offset by the impact of lower ounces sold as compared to the second quarter of 2015. A total of 24,888 ounces of gold were sold during the quarter at an average realized price of $1,628 (US$1,263) per ounce, versus 27,566 ounces of gold sold at an average realized sale price of $1,468 (US$1,194) per ounce in the same quarter of 2015.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 7

Gold sales (ounces and average realized sale price per ounce)

Cost of sales, including depletion and depreciation, totaled $29.7 million (US$23.1 million) in the second quarter of 2016 versus $33.9 million (US$27.6 million) in the same quarter of 2015. Lower cost of sales as compared to the prior year period were impacted by the depletion of the Monique Mine stockpile earlier this year, and lower production and reduced expensed development activities at the Beaufor Mine during the quarter, partially offset by higher cost of sales at the Island Gold Mine. Operating costs at the Island Gold Mine during the quarter were higher due to higher tonnage mined and milled, as compared to the same quarter of 2015. Depreciation at the Island Gold Mine was also higher than the prior year period, as 28% more ounces of gold were sold during the quarter.

On a consolidated basis, cash costs per ounce decreased by 7% to $903 (US$701), from $974 (US$792) in the same quarter of the prior year. The decrease was primarily due to the higher proportion of low-cost ounces from the Island Gold Mine during the second quarter of 2016. Lower costs per ounce at the Island Gold Mine, mainly attributable to 12% higher grades and higher productivity as compared to the same quarter of 2015, were partially offset by lower production at the Beaufor Mine and the depletion of the Monique Mine stockpile in the first quarter.

AISC per ounce increased by 2% to $1,330 (US$1,032) in the quarter, as compared to $1,304 (US$1,060) in the second quarter of 2015. Sustaining costs were $10.6 million (US$8.2 million) for the quarter, 16% higher than the $9.1 million (US$7.4 million) incurred in the same quarter of the prior year, primarily due to higher underground development costs at the Beaufor Mine and higher Corporate General and Administration (“G&A”) costs.

Corporate G&A costs totaled $3.2 million (US$2.5 million) in the second quarter of 2016, a $1.1 million increase over the same quarter of 2015. G&A for the quarter increased mainly due to higher equity-based compensation resulting from the increased share price over same quarter of 2015.

Non-sustaining project capital and expensed exploration of $11.7 million (US$9.1 million) were incurred during the quarter, which included $7.9 million of accelerated underground development and $3.6 million of non-sustaining exploration drilling at the Island Gold Mine.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 8

Sustaining and project costs for the quarter ended June 30, 2016

(in millions of $)			Corporate &
	Island Gold Mine	Quebec Division	Others	Consolidated
Sustaining costs
Underground development	2.0	1.0	-	3.0
Exploration & delineation drilling	0.8	0.4	-	1.2
Other sustaining costs	2.6	0.6	-	3.2
Corporate G&A	-	-	3.2	3.2
Total sustaining costs	5.4[1]	2.0[2]	3.2	10.6

Project capital	7.9	-	-	7.9
Non-sustaining exploration	3.6[3]	-	0.2	3.8
Total project capital & exploration	11.5	-	0.2	11.7
[1]	Sustaining costs of $5.4 million at the Island Gold Mine have been capitalized.
[2]	Sustaining costs of $2.0 million at the Beaufor Mine include $1.6 million of capitalized costs and $0.4 million in exploration costs that have been expensed.
[3]	Non-sustaining exploration costs of $3.6 million at the Island Gold Mine are included in expensed exploration costs.

For the second quarter of 2016, the Corporation recorded mining and income taxes of $0.5 million, which includes $0.4 million of income tax payable, offset by a reduction of $0.7 million from the previous year, $0.1 million of Quebec Mining tax and a $0.7 million increase in future mining taxes. The Corporation recorded mining and income taxes of $0.7 million for the second quarter of 2015, including $0.4 million of income tax payable, $0.2 million of mining taxes and a $0.1 million increase in future mining taxes.

The Corporation generated net earnings of $2.7 million, or $0.04 per share in the second quarter of 2016, an 8% decrease from net earnings of $2.9 million, or $0.05 per share, generated in the second quarter of 2015. The decrease is attributable to higher exploration costs at the Island Gold Mine and higher G&A costs, offset by a 63% increase in gross profit margin.

Operating cash flow for the second quarter of 2016 totaled $14.9 million ($0.25 per share), in line with the prior year quarter. Net free cash flow for the quarter was $3.0 million, or $0.05 per share, as compared to $7.4 million, or $0.13 per share, in the same quarter of the prior year. The decrease reflects higher investments made at the Island Gold Mine during the quarter as compared to the prior year period.

B)	FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016

Gold production for the six-month period was 55,689 ounces, a 7% increase over the comparable prior period. The higher production levels include a 75% increase in gold production at the Island Gold Mine (45,206 ounces versus 25,761 ounces), offset by lower production from the Beaufor Mine (9,318 ounces versus 15,045 ounces) and the Monique Mine (1,165 ounces versus 11,367 ounces).

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 9

Gold production (ounces)

Revenues for the six-month period ended June 30, 2016 were $93.3 million (US$70.1 million), 20% higher than revenues of $77.8 million (US$62.9 million) in the comparable six-month period of 2015. The increase in revenues was mainly driven by 9% higher ounces of gold sold and a 10% higher average realized gold price per ounce during the period. A total of 57,127 ounces of gold were sold during the six-month period at an average realized sale price of $1,629 (US$1,225) per ounce, versus 52,357 ounces of gold sold at an average realized sale price of $1,482 (US$1,200) per ounce in the comparable six-month period of 2015.

Gold sales (ounces and average realized sale price per ounce)

Cost of sales, including depletion and depreciation, for the six-month period totaled $65.0 million (US$48.9 million), a 3% increase over the $63.3 million (US$51.3 million) incurred in the comparable period of 2015. Operating costs at the Island Gold Mine were higher during the six-month period due to a 35% increase in tonnes mined and milled. Royalties and depreciation costs were higher at the Island Gold Mine due to the 88% more ounces of gold sold as compared to the same period of the prior year. Operating costs at the Beaufor Mine were lower due to 14% lower mine production and reduced development expensed during the period. There were no mining operations at the Monique Mine during the period and the remaining stockpile pad was depleted in January 2016.

Consolidated cash costs per ounce for the six-month period decreased to $848 (US$637) from $976 (US$790) in the comparable six-month period of 2015, mainly driven by the increase in ounces sold and a higher proportion of low-cost ounces from the Island Gold Mine.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 10

AISC for the period decreased to $1,200 (US$902), from $1,281 (US$1,037) in the comparable period of the prior year.

Sustaining costs were $20.1 million (US$15.1 million) for the six-month period, 26% higher than the $16.0 million (US$12.9 million) incurred in the comparable six-month period of 2015, due to higher underground development costs at the Island Gold Mine and at the Beaufor Mine as well as higher G&A costs.

Corporate G&A costs for the six-month period were $6.3 million (US$4.7 million), $2.2 million higher than G&A costs for the comparable six-month period of 2015. In prior years, the Corporation granted annual equity-based compensation to Directors, senior officers and other employees at the end of each fiscal year. During 2015, the Board of Directors amended the timing of equity-based awards to the first quarter of the following year, after complete year-end operational and financial results were available. As a result, equity-based awards granted for fiscal year ended December 31, 2015 were deferred until February 2016, which included granting Deferred Share Units (“DSUs”) rather than options to the Board of Directors. The timing of these grants along with a higher share price during the period as compared to the same period in 2015, resulted in a higher equity-based compensation amounts for the six-month period.

Non-sustaining project capital and exploration expense of $22.7 million (US$17.1 million) were incurred during the six-month period, which included $10.3 million on advancing the accelerated underground development of the Island Gold Mine, $7.4 million in non-sustaining exploration drilling at the Island Gold Mine and $5.0 million for other mining equipment, fixed assets and exploration.

Sustaining and project costs for the six-month period ended June 30, 2016

(in millions of $)			Corporate &
	Island Gold Mine	Quebec Division	Others	Consolidated
Sustaining costs
Underground development	4.2	2.0	-	6.2
Exploration & delineation drilling	1.5	0.9	-	2.4
Other sustaining costs	4.5	0.7	-	5.2
Corporate G&A	-	-	6.3	6.3
Total sustaining costs	10.2[1]	3.6[2]	6.3	20.1

Project capital	14.9	-	-	14.9
Non-sustaining exploration	7.4[3]	-	0.4	7.8
Total project capital & exploration	22.3	-	0.4	22.7
[1]	All sustaining costs of $10.2 million at the Island Gold Mine are capitalized.
[2]	Sustaining costs of $3.6 million at the Beaufor Mine include $2.7 million of capitalized costs and $0.9 million in exploration costs that have been expensed.
[3]	Non-sustaining exploration costs of $7.4 million at the Island Gold Mine are included in expensed exploration costs.

For the six-month period, mining and income tax expense totaled $2.6 million, which included $1.2 million of taxes payable, offset by a reduction of $0.7 million from the previous year, $0.1 million of Quebec Mining taxes and a $2.0 million increase in future mining taxes. Mining and income tax expense for the six months of 2015 was $1.1 million, which includes $0.7 million of taxes payable, $0.6 million of mining taxes, offset by revenue of $0.2 million in future mining taxes.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 11

The Corporation generated net earnings of $11.2 million, or $0.19 per share in the first half of 2016, a 48% increase over net earnings of $7.5 million, or $0.14 per share, in the comparable six-month period of 2015. The increase is attributable to the higher revenues for the six-month period, partially offset by higher exploration and G&A costs.

Operating cash flow for the six-month period totaled $32.2 million or $0.54 per share, a 35% increase over the $23.8 million or $0.43 per share generated in the six-month period of 2015. Net free cash flow for the six-month period was $4.1 million, or $0.07 per share, as compared to $7.3 million, or $0.13 per share, in the six-month period of 2015. The decrease reflects higher investments at the Island Gold Mine during the period.

REVIEW OF OPERATING MINES

Island Gold Mine

	Quarter ended June 30		Six months ended June 30
	2016	2015	2016	2015
Ore and waste mined (tonnes)	172,322	136,852	327,447	263,914

Gold Produced
Ore processed (tonnes)	79,924	71,584	155,830	115,369
Head grade (g/t)	7.51	6.73	9.36	7.16
Gold recovery (%)	96.5	96.8	96.4	97.0
Ounces produced	18,617	14,997	45,206	25,761

Gold Sold
Ounces sold	20,147	15,703	46,178	24,626
Average selling price per ounce	1,627	1,470	1,627	1,482
Cash costs per ounce	766	954	714	1,120
AISC per ounce	1,038	1,307	935	1,501

Average selling price per ounce (US$)	1,263	1,195	1,223	1,200
Cash costs per ounce (US$)	595	776	537	906
AISC per ounce (US$)	806	1,063	703	1,214

Sustaining costs	5,480	5,555	10,193	9,383
Project and non-sustaining exploration costs	11,570	5,151	22,327	9,893

Total tonnes mined at the Island Gold Mine were up 26% at 172,322 (1,894 tonnes per day (“tpd”)) as compared to 136,852 tonnes (1,504 tpd) in Q2 2015. Total ore mined during the quarter was a record 82,921 tonnes (911 tpd), of which 40,181 tonnes was development ore and 42,740 tonnes was stope ore, indicating a development ore mined to total ore mined ratio of 48% versus a planned ratio of 40%. Total waste mined was 89,401 tonnes (982 tpd), including the accelerated ramp development and advancing the exploration and delineation drift on the 740 metre level. The mine plan for the quarter was focused in lower-grade areas of the mine where ore development activities primarily occurred in the lower grade extensions of the second mining horizon. The forward-looking 2016 mine plan continues to forecast development and stope mining at grades of between 7.0 and 7.5 g/t gold, using the December 2015 resource model capped at 95 g/t gold.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 12

The Island Gold Mine produced 18,617 ounces of gold during the second quarter of 2016, a 24% increase over the same quarter of 2015. For the six-month period, the Island Gold Mine produced 45,206 ounces of gold, a 75% increase over the same period of 2015, achieving 67% of the higher end of its annual production guidance range of between 62,000 to 67,000 ounces, which incorporates a three-week shutdown during the third quarter of the year.

Higher gold production during the quarter and the six-month period primarily due to higher mill throughput and higher grades realized. During the second quarter, the mill achieved a record throughput of 79,924 tonnes (878 tpd), 12% higher than the 71,584 tonnes (787 tpd) processed in the same quarter of 2015. For the six-month period, mill throughput was 155,830 tonnes (856 tpd), 35% higher than the 115,369 tonnes (637 tpd) in the comparable period of 2015.

For the second quarter, reconciliation of mine production to the reserve model indicates an 8% gain on tonnage and a 10% gain in grades, for an overall gain of 19% on ounces. For the six-month period, the reconciliation to reserves indicates a 3% gain in tonnage, and a 27% gain in grades, resulting in 31% higher ounces as compared to the reserve model. Approximately 89% of the total ore mined during the period was mined in the first and second mining horizons of the deeper resources.

The average milled grade for the second quarter was 7.51 g/t gold, as compared to 6.73 g/t in the same quarter of the prior year. The average milled grade for the six-month period was 9.36 g/t gold versus 7.16 g/t for the comparable period of 2015. The higher grades for the six-month period was largely due to the positive reconciliation in grades over the reserve model.

Mine to reserve reconciliation table:

Q2 2016	Reserves			Mined			Variations
	(as of Dec. 31st, 2015)			(reconciled)			(Mined vs. Reserves)
	Diluted Tonnes	Diluted Grade	Diluted Ounces	Reconciled Tonnes	Reconciled Grade	Reconciled Ounces	Tonnes	Grade	Ounces
Total Development	44,505	5.24	7,493	40,181	5.58	7,203	90%	106%	96%
Total Stope	32,452	8.46	8,827	42,740	8.88	12,198	132%	105%	138%
Total	76,957	6.60	16,320	82,921	7.28	19,401	108%	110%	119%

YTD 2016	Reserves			Mined			Variations
	(as of Dec. 31st, 2015)			(reconciled)			(Mined vs. Reserves)
	Diluted Tonnes	Diluted Grade	Diluted Ounces	Diluted Tonnes	Diluted Grade	Diluted Ounces	Tonnes	Grade	Ounces
Total Development	88,828	6.75	19,287	82,781	8.98	23,903	93%	133%	124%
Total Stope	67,329	7.77	16,818	77,735	9.35	23,364	115%	120%	139%
Total	156,157	7.19	36,105	160,516	9.16	47,267	103%	127%	131%

The Island Gold Mine sold 20,147 ounces of gold during the second quarter, a 28% increase over the 15,703 ounces sold in the second quarter of 2015. The average realized gold price per ounce for the quarter was $1,627 (US$1,263), 11% higher than $1,470 (US$1,195) realized in the same quarter of prior year.

Gold ounces sold for the six-month period were 46,178 ounces, an increase of 88% over the comparable period of 2015. The average realized sale price per ounce for the period was $1,627 (US$1,223), 10% higher than the $1,482 (US$1,200) realized in the comparable period of the prior year.

For the second quarter of 2016, cash costs per ounce, including royalties, were $766 (US$595), 20% lower than the second quarter 2015 cash costs per ounce of $954 (US$776), primarily driven by a 28% increase in ounces of gold sold during the quarter. For the six-month period, cash costs per ounce were $714 (US$537), 36% lower than the cash costs for the comparable period of 2015, primarily driven by an 88% increase in ounces of gold sold during the period.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 13

For the second quarter, AISC per ounce was $1,038 (US$806), a decrease of 21% over Q2 2015. AISC for the quarter included $5.4 million of sustaining capital, comprised of $2.0 million of underground development costs, $0.8 million of delineation drilling, and $2.6 million of other fixed assets and equipment. For the six-month period, AISC per ounce decreased to $935 (US$703), as compared to $1,501 (US$1,214) during the comparable six-month period of 2015. AISC for the six-month period included $4.2 million of underground development costs, $1.5 million of delineation drilling, and $4.5 million spent on other fixed assets and equipment.

A total of 14,802 metres of sustaining delineation drilling were completed in the second quarter of 2016, for a total of 25,587 metres of delineation drilling completed in the first six-month period of 2016.

During the quarter, the Corporation spent $7.9 million in non-sustaining project costs related to the accelerated development of the deeper resources, which included advancing both the main access ramp ($2.6 million) and the east ramp ($2.0 million), fixed assets ($2.6 million), and exploration & delineation development drift on level 740 ($0.7 million).

Beaufor Mine

	Quarter ended June 30		Six months ended June 30
	2016	2015	2016	2015

Ore Mined (tonnes)	26,026	32,741	55,396	65,802

Gold Produced
Ore processed (tonnes)	28,281	36,914	57,599	66,665
Head grade (g/t)	5.27	6.05	5.11	7.12
Gold recovery (%)	98.1	98.6	98.4	98.6
Ounces produced	4,703	7,082	9,318	15,045

Gold Sold
Ounces sold	4,741	6,888	9,778	15,719
Average selling price per ounce	1,635	1,455	1,642	1,474
Cash costs per ounce	1,486	1,062	1,441	973
AISC per ounce	1,899	1,259	1,812	1,113

Average selling price per ounce (US$)	1,269	1,183	1,234	1,193
Cash costs per ounce (US$)	1,154	864	1,083	788
AISC per ounce (US$)	1,475	1,024	1,362	901

Sustaining costs	1,958	1,358	3,632	2,198

Total ore mined at the Beaufor Mine during the second quarter was 26,026 tonnes, a decrease of 21% from the 32,741 tonnes mined during the same quarter of 2015. For the six-month period, total ore mined decreased by 16% over the 65,802 tonnes mined in the comparable period of 2015. The decrease in tonnes mined was mainly attributable to mechanical issues related to mining equipment and lower than expected availability of economical ore from Zones M, MF and 12.

During the quarter, the Camflo Mill processed 28,281 tonnes of ore from the Beaufor Mine, 23% lower than the 36,914 tonnes processed in the same quarter of 2015. Average grade for the quarter was 5.27 g/t gold, 13% lower than the average grade of the same quarter of 2015. Lower tonnage and grades resulted in quarterly gold production of 4,703 ounces, a 34% decrease over the 7,082 ounces produced in Q2 2015.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 14

For the six-month period, the mill processed 57,599 tonnes of ore at an average grade of 5.11 g/t gold, as compared to 66,665 tonnes processed at an average grade of 7.12 g/t in the comparable six-month period of 2015. Gold production for the six-month period was 9,318 ounces, 38% lower than production of 15,045 ounces in the comparable period of 2015, primarily as a result of lower than expected tonnes and grade milled.

Gold ounces sold for the second quarter from the Beaufor Mine totaled 4,741 ounces at an average realized price of $1,635 (US$1,269) per ounce, as compared to gold sales of 6,888 ounces at an average realized price of $1,455 (US$1,183) in the comparable quarter of 2015. Gold ounces sold for the six-month period totaled 9,778 ounces at an average realized price of $1,642 (US$1,234) per ounce, as compared to gold ounces sold of 15,719 ounces at an average realized sale price of $1,474 (US$1,193) per ounce in the comparable period of 2015.

Lower tonnes mined in the second quarter and six-month period resulted in lower operating costs as compared to the same quarter and six-month period of the prior year. However, on a per ounce basis, cash costs were higher due to the lower number of ounces, as compared to the second quarter and six-month period of 2015.

Cash costs per ounce in the second quarter of 2016 were $1,486 (US$1,154), a 40% increase over Q2 2015.

AISC per ounce of $1,899 (US$1,475) for the second quarter, 51% higher than Q2 2015, due to higher sustaining costs and lower gold ounces sold during the quarter.

Sustaining costs for the second quarter 2016 were $2.0 million, which included $1.0 million for capitalized underground mine development, $0.4 million for expensed exploration costs and $0.6 million of other sustaining costs.

For the six-month period, cash costs per ounce were $1,441 (US$1,083), 48% higher than the $973 (US$788) reported in the comparable period of 2015.

AISC per ounce for the six-month period increased to $1,812 (US$1,362), from $1,113 (US$901) during the comparable period of 2015, largely due to lower gold ounces sold and higher sustaining costs during the six-month period of 2016. Development of the higher-grade Q Zone advanced during the quarter with stope mining planned for the third quarter. The higher grades planned from the Q Zone are expected to increase production in the second half of the year, along with a corresponding decrease in cash costs and AISC.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 15

Monique Mine

	Quarter ended June 30		Six months ended June 30
	2016	2015	2016	2015

Gold Produced
Ore processed (tonnes)	-	61,826	16,063	125,764
Head grade (g/t)	-	2.22	2.31	2.90
Gold recovery (%)	-	96.2	97.6	96.8
Ounces produced	-	4,235	1,165	11,367

Gold Sold
Ounces sold	-	4,975	1,171	12,012
Average selling price per ounce	-	1,481	1,581	1,491
Cash costs per ounce	-	914	1,185	684
AISC per ounce	-	930	1,189	702

Average selling price per ounce (US$)	-	1,204	1,189	1,207
Cash costs per ounce (US$)	-	743	891	554
AISC per ounce (US$)	-	756	894	569

There was no production from the Monique Mine during the second quarter of 2016, as the remaining stockpile pad was processed in the first quarter of 2016 as compared to 4,235 ounces of gold produced in the second quarter of 2015.

For the six-month period ended June 30, 2016, the Camflo Mill processed 16,063 tonnes of the Monique stockpile pad at an average grade of 2.31 g/t gold and produced 1,165 ounces of gold. During the comparable six-month period of 2015, the mill processed 125,764 tonnes of ore, which included material from its mid-grade stockpile at an average grade of 2.90 g/t gold and produced 11,367 ounces of gold.

There were no gold sales in the quarter as all ounces produced in the first quarter were sold in that quarter. For the six-month period 1,171 ounces of gold were sold at an average realized sale price of $1,581 (US$1,189) per ounce, as compared to gold sales of 12,012 ounces at an average price of $1,491 (US$1,207) in the comparable period of 2015.

Cash costs for the six-month period were $1,185 (US$891) per ounce, which included non-cash charges of $715 per ounce related to mining costs incurred and paid for in 2014, but which are accounted for when the resulting ounces are sold. Cash costs per ounce for the comparable period of 2015 were $684 (US$554).

AISC for the six-month period were $1,189 (US$894) per ounce, as compared to $702 (US$569) for the comparable period in 2015.

Camflo Mill

Total ore processed at the Camflo Mill during the second quarter of 2016 was 66,415 tonnes, which is 33% lower than the 98,740 tonnes of ore processed in the same quarter of 2015. During the quarter, the Camflo Mill processed 28,281 tonnes from the Beaufor Mine as compared to 36,914 tonnes in the same quarter of the prior year. With the depletion of the stockpile pad at the Monique Mine in the first quarter of 2016, there was no ore from Monique available for processing during the second quarter. Part of the excess capacity at the Camflo Mill was used to custom mill 38,134 tonnes of ore from local mining companies in the Abitibi region of Quebec.

For the six-month period 138,851 tonnes of ore were processed, 28% lower than the 192,429 tonnes processed in the comparable period of 2015. Ore from local mining companies accounted for 65,189 tonnes of the total ore processed during the first half of 2016.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 16

EXPLORATION EXPENSE

(in thousands of $)	Quarter ended June 30		Six months ended June 30
	2016	2015	2016	2015

Exploration expense – Mines
Island Gold	3,624	605	7,394	1,040
Beaufor	384	685	876	1,189

	4,008	1,290	8,270	2,229

Exploration expense - Other properties
Wasamac	5	20	48	38
Other	12	20	15	28
Project evaluation	144	95	344	199

Exploration and project evaluation before depreciation and exploration tax credits	4,169	1,425	8,677	2,494

Depreciation	9	10	18	21
Exploration tax credits, including adjustments	607	(361)	(22)	(377)

	4,785	1,074	8,673	2,138

ISLAND GOLD MINE

The Corporation spent $3.6 million (US$2.8 million) on exploration and completed approximately 16,800 metres of drilling at the Island Gold Mine during the second quarter of 2016, significantly higher than $0.6 million (US$0.5 million) incurred in the prior year quarter. For the six-month period, approximately 38,500 metres of drilling were completed for total exploration costs of $7.4 million (US$5.6 million). At the end of the second quarter, the Phase 1 exploration drilling program was completed.

The Phase 1 drilling program was launched in September 2015 and focused on three key priorities:

1)	test the lateral continuity of the known deposit to potentially extend mine life above the 1,000 metre level;

2)	follow up on gold intersections down plunge that support the potential for an extension of the deposit between the 1,000 and 1,500 metre levels; and

3)	test high-priority regional gold targets elsewhere across the prospective Island Gold property.

Phase 1 exploration program highlights:

1)	Lateral Exploration

As of June 30, 2016, approximately 50,100 metres of lateral exploration drilling had been completed. This includes 16,440 metres of drilling from surface, 23,850 metres from the 450 and 620 metre underground levels, 2,612 metres from the underground 190 metre level and 7,170 metres from the underground 340 metre level.

Favorable results from Phase 1 of lateral exploration program indicate a potential resource block located approximately 300 metres east of the main deposit as well as a second contiguous mineralized zone identified 800 metres east of the main deposit.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 17

2)	Deep Directional Drilling

As of June 30, 2016, approximately 21,700 metres of deep directional drilling program had been completed, and high grade gold values over wide zones continued to be intersected, confirming the interpreted high grade zone at depth.

Phase 1 deep directional drilling program also identified a potential new high-grade resource block located in the eastern down plunge extension between the 900 and 1,250 metre levels, which shows similar geological characteristics as the main C Zone structure.

3)	Regional Surface Exploration

As of June 30, 2016, approximately 4,000 metres of the planned 7,500 metre Phase 1 regional exploration program had been completed. This included drilling the former Kremzar Mine area, which tested the extension of the previously mined mineralization zone at depth.

Phase 2 exploration program

The results from the Phase 1 drilling program have met, or exceeded the Corporation’s objectives, which has supported the launch of an aggressive Phase 2 exploration program of up to 142,000 metres that will be completed over the next 18 to 24 months. The Phase 2 exploration program will build on the success of the Phase 1 program and continue to advance three key priorities:

1)

continue to test the lateral continuity of the known deposit to the east of the main deposit to potentially add new resource blocks with overall objective of expending mine life above the 1,000 metre level;

2)	identify the next million-plus ounce, high grade inferred resource in the vertical extension of the deposit between the 1,000 and 1,500 metre levels;

3)	continue to test high priority regional gold targets across the prospective Island Gold property.

Approximately 39,000 metres ($7.0 million) of the Phase 2 drilling program is expected to be completed in the second half of the year.

For more details, please refer the press release entitled “Strategic Phase 2 exploration program launched at Island Gold high-grade resource potential identified laterally and at depth” dated July 7, 2016.

BEAUFOR MINE

The Corporation spent $0.4 million (US$0.3 million) on sustaining exploration drilling at the Beaufor Mine during the second quarter of 2016, lower than the $0.7 million (US$0.6 million) spent in the same quarter of 2015. A total of 6,340 metres of drilling were completed during the quarter and approximately 14,533 metres in the six-month period.

Exploration at Beaufor is being conducted in three main areas, namely the Central Upper Mine, the Northwest Upper Mine and the Lower Mine.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 18

QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS

	2016		2015				2014
(in thousands of $, unless otherwise
stated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

PRINCIPAL FINANCIAL DATA

Revenues	40,618	52,634	31,864	34,107	40,552	37,210	29,562	34,215

Net earnings (loss)	2,674	8,508	(4,062)	3,306	2,912	4,632	1,040	4,369

Operating cash flow, after changes in non-cash working capital	14,871	17,297	6,815	11,742	14,677	9,130	3,198	8,411
Investments in property, plant and equipment	11,865	16,201	22,767	12,802	7,304	9,225	4,452	7,829

Average CAN$/US$ exchange rate	1.2886	1.3732	1.3354	1.3089	1.2297	1.2412	1.1356	1.0890

KEY PER-SHARE DATA

Operating cash flow	0.25	0.30	0.12	0.20	0.25	0.17	0.06	0.18
Operating cash flow (US$)	0.19	0.22	0.09	0.15	0.21	0.14	0.06	0.16

Net earnings (loss)
Basic	0.04	0.15	(0.07)	0.06	0.05	0.09	0.02	0.09
Diluted	0.04	0.14	(0.07)	0.06	0.05	0.08	0.02	0.09

Net earnings (loss) (US$)
Basic	0.03	0.11	(0.05)	0.04	0.04	0.07	0.02	0.08
Diluted	0.03	0.08	(0.05)	0.04	0.04	0.06	0.02	0.08

OUNCES OF GOLD SOLD	24,888	32,239	21,576	22,962	27,566	24,791	21,666	24,635

KEY PER-OUNCE OF GOLD DATA

Average selling price ($)	1,628	1,629	1,474	1,482	1,468	1,496	1,361	1,386

Average cash costs ($)	903	806	1,034	926	974	979	981	876
Sustaining costs ($)	427	294	632	385	330	276	439	198

All-in sustaining costs ($)	1,330	1,100	1,666	1,311	1,304	1,255	1,420	1,074

Average selling price (US$)	1,263	1,186	1,104	1,132	1,194	1,205	1,198	1,273

Average cash costs (US$)	701	587	774	707	792	789	864	804
Sustaining costs (US$)	331	214	473	294	268	222	387	182

All-in sustaining costs (US$)	1,032	801	1,247	1,001	1,060	1,011	1,251	986

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 19

CASH POSITION

At June 30, 2016, the Corporation’s cash position was $95.5 million, higher than the $61.0 million balance at the end of 2015. This increase reflects the $29.1 million of net proceeds from the bought deal prospectus financing that was closed on June 7, 2016, $32.2 million of operational cash flows and $28.1 million investment in property, plant and equipment during the six-month period. As at June 30, 2016, Richmont had $81.5 million of working capital, a $34.2 million increase from the $47.3 million at December 31, 2015, primarily reflecting a $34.5 million increase in cash.

CAPITAL STRUCTURE

On June 7, 2016, the Corporation issued a total of 2.990 million common shares as part of the bought-deal prospectus financing at a price of $10.40 per share. This included the entire over-allotment option of 0.390 million shares, and generated aggregate gross proceeds of $31.1 million. A share issue cost of $2.0 million was incurred relating to the transaction.

During the six-month period ended on June 30, 2016, the Corporation issued 487,963 common shares following the exercise of stock options (129,220 during the six-month period ended on June 30, 2015) and received cash proceeds of $1.7 million ($0.2 million in the comparable period of 2015). During the same period, the Corporation issued 812,500 common shares following the exercise of warrants (none in the comparable period of 2015) and received cash proceeds of $2.0 million and issued 59,731 common shares (none in 2015) following the vesting of restricted share units.

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million shares, and generated aggregate gross proceeds of $38.5 million. A share issue cost of $2.4 million was incurred relating to the issuance of common shares.

As of June 30, 2016, the Corporation had 62.7 million shares outstanding.

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2015 to June 30, 2016 with the exception of the commitments and contingency mentioned below. For further information, regarding commitments and contingencies in effect as of December 31, 2015, please refer to the 2015 Management’s Discussion and Analysis, filed February 22, 2016 and available on the SEDAR website (www.sedar.com).

During the six-month period ended on June 30, 2016, the Corporation entered into two financial lease agreements for mobile equipment with an option to purchase at the end of the lease. For these contracts, minimum lease payments amount to $0.3 million for the remainder of 2016, $0.7 million for 2017 and 2018, $0.8 million for 2019 and $0.08 million for 2020.

On July 20, 2016, an agreement was signed between the Corporation and a supplier to settle a dispute related to costs stemming from work that the Corporation had not previously authorized. The agreement, in the amount of $0.2 million, effectively ended an arbitration process. A provision for this amount has been accounted for in the financial statements in this respect.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 20

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, recoverability of credits relating to resources and credits on duties refundable for losses, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, which could differ materially and affect operating results. A detailed discussion of these estimates is provided in the annual management’s discussion and analysis, filed on February 22, 2016 and available on the SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may from time to time, use derivative financial instruments or gold hedging contracts. As at June 30, 2016 and 2015, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the six-month periods ended June 30, 2016 and 2015, no gain or loss related to derivative financial instruments or to gold hedging contracts were recorded in the financial statements.

The Corporation has classified its cash and receivables (except taxes receivable) as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), finance lease obligations, contract payment holdbacks and closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables and financial liabilities, which are measured at amortized cost.

Cash, receivables and payables, accruals and provisions are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2015. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1, 2016.

NON-IFRS PERFORMANCE MEASURES

Cash costs per ounce, operating cash flow before changes in non-cash working capital, net free cash flow, net free cash flow per share, and all-in sustaining costs are non-International Financial Reporting Standards (IFRS) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after changes in non-cash working capital, less investments in property, plant and equipment.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 21

The following table is a reconciliation of operating cash flow to net free cash flow on a consolidated basis:

(in thousands of $, except per share amounts)	Quarter ended June 30		Six months ended June 30
	2016	2015	2016	2015

Operating cash flow	14,871	14,677	32,168	23,807
Investments in property, plant and equipment	(11,865)	(7,304)	(28,066)	(16,529)

Net free cash flow	3,006	7,373	4,102	7,278

Basic weighted average number of shares outstanding (thousands)	59,960	57,964	59,197	55,766

Net free cash flow per share	0.05	0.13	0.07	0.13

“Cash costs” is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration and royalties but are exclusive of depreciation, accretion expense, capital expenditures, and exploration and project evaluation costs. (Refer to Table “Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for the quarter and six-month periods ended June 30, 2016 and 2015”).

All-In Sustaining Costs or “AISC” is an extension of the existing “cash costs” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash costs measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes sustaining capital expenditures, delineation drilling costs and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

The following table provides a reconciliation of cost of sales to cash costs and to all-in sustaining costs, on a consolidated basis:

RECONCILIATION OF COST OF SALES TO CASH COSTS AND TO ALL-IN SUSTAINING COSTS PER OUNCE SOLD FOR THE QUARTERS AND SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

Quarter ended June 30, 2016	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	20,147	4,741	-	-	24,888
Cost of sales	22,318	7,415	-	-	29,733
Depreciation and depletion	(6,890)	(369)	-	-	(7,259)
Cost of sales, excluding depreciation expense	15,428	7,046	-	-	22,474
Cash costs ($/ounce)	766	1,486	-	-	903
Sustaining costs	5,480	1,958	-	-	7,438
Corporate general and administration costs	-	-	-	3,184	3,184
All-in sustaining costs	20,908	9,004	-	3,184	33,096

All-in sustaining costs ($/ounce)	1,038	1,899	-	128	1,330

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 22

Quarter ended June 30, 2015	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	15,703	6,888	4,975	-	27,566
Cost of sales	20,537	8,026	5,329	-	33,892
Depreciation and depletion	(5,561)	(710)	(781)	-	(7,052)
Cost of sales, excluding depreciation expense	14,976	7,316	4,548	-	26,840
Cash costs ($/ounce)	954	1,062	914	-	974
Sustaining costs	5,555	1,358	81	59	7,053
Corporate general and administration costs	-	-	-	2,069	2,069
All-in sustaining costs	20,531	8,674	4,629	2,128	35,962

All-in sustaining costs ($/ounce)	1,307	1,259	930	77	1,304

Six-month period ended June 30, 2016	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	46,178	9,778	1,171	-	57,127
Cost of sales	48,769	14,792	1,420	-	64,981
Depreciation and depletion	(15,792)	(702)	(33)	-	(16,527)
Cost of sales, excluding depreciation expense	32,977	14,090	1,387	-	48,454
Cash costs ($/ounce)	714	1,441	1,185	-	848
Sustaining costs	10,193	3,632	5	25	13,855
Corporate general and administration costs	-	-	-	6,250	6,250
All-in sustaining costs	43,170	17,722	1,392	6,275	68,559

All-in sustaining costs ($/ounce)	935	1,812	1,189	110	1,200

Six-month period ended June 30, 2015	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	24,626	15,719	12,012	-	52,357
Cost of sales	36,194	16,742	10,388	-	63,324
Depreciation and depletion	(8,604)	(1,441)	(2,174)	-	(12,219)
Cost of sales, excluding depreciation expense	27,590	15,301	8,214	-	51,105
Cash costs ($/ounce)	1,120	973	684	-	976
Sustaining costs	9,383	2,198	220	59	11,860
Corporate general and administration costs	-	-	-	4,113	4,113
All-in sustaining costs	36,973	17,499	8,434	4,172	67,078

All-in sustaining costs ($/ounce)	1,501	1,113	702	80	1,281

GENERAL INFORMATION

The President and Chief Executive Officer and the Vice-President, Finance, are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 23

The President and Chief Executive Officer and the Vice-President, Finance are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the six-month period ended June 30, 2016 were adequately applied.

RISKS AND UNCERTAINTIES

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 19, 2016, filed February 22, 2016, and available on the SEDAR website (www.sedar.com).

REGULATION 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward -looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 19, 2016, filed February 22, 2016, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 24

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 25

INTERIM CONSOLIDATED FINANCIAL
STATEMENTS

Second Quarter

Ended June 30, 2016

Notice related to the review of the interim Consolidated Financial Statements
The interim consolidated financial statements for the quarter ended June 30, 2016 have not been reviewed by the independent auditors of the Corporation

CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 27

CONSOLIDATED INCOME STATEMENT

(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

OPERATIONS
Revenues	40,618	40,552	93,252	77,762
Cost of sales (note 2)	29,733	33,892	64,981	63,324

GROSS PROFIT	10,885	6,660	28,271	14,438

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 3)	4,785	1,074	8,673	2,138
Administration (note 4)	3,184	2,069	6,250	4,113
Loss (gain) on disposal of long-term assets	86	(34)	91	(112)
Other expenses	1,311	-	2,335	-
Other revenues	(1,514)	(9)	(2,626)	(15)

	7,852	3,100	14,723	6,124

OPERATING EARNINGS	3,033	3,560	13,548	8,314

Financial expenses (note 6)	21	128	88	50
Financial revenues (note 7)	(164)	(218)	(292)	(357)

EARNINGS BEFORE MINING AND INCOME TAXES	3,176	3,650	13,752	8,621

MINING AND INCOME TAXES	502	738	2,570	1,077

NET EARNINGS AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,674	2,912	11,182	7,544

EARNINGS PER SHARE
Basic	0.04	0.05	0.19	0.14
Diluted	0.04	0.05	0.18	0.13

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	59,960	57,964	59,197	55,766

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	61,511	58,863	60,662	56,674

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 28

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

(Unaudited)	Share	Contributed
	capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

Issue of shares
Bought-deal placement	31,096	-	-	31,096
Exchange of restricted share units for common shares	224	(224)	-	-
Exercise of share options	2,460	(810)	-	1,650
Exercise of warrants	2,429	(439)	-	1,990

Common shares issue costs	(2,002)	-	-	(2,002)

Share-based compensation	-	1,035	-	1,035

Transactions with Richmont Mines shareholders	34,207	(438)	-	33,769

Net earnings and total comprehensive income for the period	-	-	11,182	11,182

BALANCE AT JUNE 30, 2016	215,919	13,584	(30,950)	198,553

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 29

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

(Unaudited)	Share	Contributed
	capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

Issue of shares
Common	38,500	-	-	38,500
Exercise of share options	279	(86)	-	193

Common shares issue costs	(2,411)	-	-	(2,411)

Share-based compensation	-	1,020	-	1,020

Transactions with Richmont Mines shareholders	36,368	934	-	37,302

Net earnings and total comprehensive income for the period	-	-	7,544	7,544

BALANCE AT JUNE 30, 2015	180,903	13,276	(41,376)	152,803

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 30

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands of Canadian dollars)

	June 30,	December 31,
	2016	2015
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash	95,529	61,028
Receivables	4,488	5,111
Income and mining tax assets	2,415	2,091
Exploration tax credits receivable	1,803	1,965
Inventories (note 8)	9,267	11,285

	113,502	81,480
RESTRICTED DEPOSITS (note 11 a)	831	831

PROPERTY, PLANT AND EQUIPMENT (note 9)	137,234	124,741

TOTAL ASSETS	251,567	207,052

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	23,955	28,907
Income and mining taxes payable	2,329	1,909
Current portion of long-term debt (note 10)	4,138	3,064
Current portion of asset retirement obligations (note 11 b)	254	260
Deferred Share Units Payable (note 5 c)	1,319	-

	31,995	34,140

LONG-TERM DEBT (note 10)	6,978	7,264

ASSET RETIREMENT OBLIGATIONS (note 11 b)	9,656	9,621

DEFERRED INCOME AND MINING TAX LIABILITIES	4,385	2,425

TOTAL LIABILITIES	53,014	53,450

EQUITY
Share capital (note 12)	215,919	181,712
Contributed surplus	13,584	14,022
Deficit	(30,950)	(42,132)

TOTAL EQUITY	198,553	153,602

TOTAL LIABILITIES AND EQUITY	251,567	207,052

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 31

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

OPERATING ACTIVITIES
Net earnings for the period	2,674	2,912	11,182	7,544
Adjustments for:
Depreciation and depletion	7,404	7,099	16,794	12,315
Income and mining taxes paid	(514)	(549)	(514)	(1,419)
Interest revenues	(164)	(218)	(292)	(357)
Interest expenses on long-term debt	100	51	173	85
Share-based compensation	1,244	573	2,527	1,069
Adjustment to closure allowance	30	13	30	13
Accretion expense – asset retirement obligations	18	21	35	43
Loss (gain) on disposal of long-term assets	86	(34)	91	(112)
Mining and income taxes	502	738	2,570	1,077

	11,380	10,606	32,596	20,258

Net change in non-cash working capital items (note 13)	3,491	4,071	(428)	3,549

Cash flows from operating activities	14,871	14,677	32,168	23,807

INVESTING ACTIVITIES
Guaranteed investment certificate	-	-	-	474
Interest received	144	215	274	338
Property, plant and equipment – Island Gold Mine	(10,518)	(6,922)	(24,974)	(15,637)
Property, plant and equipment – Beaufor Mine	(1,023)	(85)	(2,301)	(226)
Property, plant and equipment – Other	(324)	(297)	(791)	(666)
Disposition of property, plant and equipment	-	46	-	191

Cash flows used in investing activities	(11,721)	(7,043)	(27,792)	(15,526)

FINANCING ACTIVITIES
Payment of royalty payments payable	-	-	(1,000)	(1,000)
Payments of asset retirement obligations	(3)	(6)	(6)	(35)
Issue of common shares	33,972	128	34,736	38,693
Common shares issue costs	(2,002)	(20)	(2,002)	(2,411)
Interest paid	(100)	(51)	(173)	(85)
Payments of finance lease obligations	(680)	(442)	(1,430)	(786)

Cash flows from (used in) financing activities	31,187	(391)	30,125	34,376

Net change in cash	34,337	7,243	34,501	42,657

Cash, beginning of period	61,192	70,687	61,028	35,273

Cash, end of period	95,529	77,930	95,529	77,930

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month periods ended June 30, 2016 and 2015 (in thousands of Canadian dollars) (Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Operating costs	21,862	26,190	46,653	49,859
Royalties	612	650	1,801	1,246
Depreciation and depletion	7,259	7,052	16,527	12,219

	29,733	33,892	64,981	63,324

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 33

3.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Beaufor Mine	384	685	876	1,189
Island Gold Mine	3,624	605	7,394	1,040
Wasamac property	5	20	48	38
Other properties	12	20	15	28
Project evaluation	144	95	344	199

Exploration and project evaluation before depreciation and exploration tax credits	4,169	1,425	8,677	2,494

Depreciation	9	10	18	21
Exploration tax credits, including adjustments[1]	607	(361)	(22)	(377)

	4,785	1,074	8,673	2,138

[1]	In the second quarter of 2016, the Corporation filed its 2015 income tax returns and reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credits, as it had been originally planned and recorded in 2015.

4.	Administration

The administration expenses include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Salaries, directors’ fees and related benefits	1,007	845	1,850	1,607
Share-based compensation	1,189	525	2,416	986
Consultants and professional fees	287	195	688	388
Depreciation	60	37	118	75
Miscellaneous	641	467	1,178	1,057

	3,184	2,069	6,250	4,113

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 34

5.	Share-based compensation

a)	Share option plans

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

The current policy of the Corporation is to set the exercise price of each option granted at the market price at closing of the Corporation’s stock on the Toronto Stock Exchange, on the day prior the day of grant. Vesting is set at one third one year after the grant date, one third on the second anniversary of the grant date, and one third on the third anniversary of the grant date, with expiry of the option five years after the date of grant. In previous years, options vested as above or in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a period of four years, and expiring six years after the date of grant; or options that vested 20% on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years, and expiring five years after the date of grant; or options that vested on August 8, 2016 and expiring five years after the date of grant; or options that vested 100% on the grant date and expiring five years after the date of grant.

A summary of the status of options outstanding under the Corporation’s New Plan at June 30, 2016 and changes during the three-month and six-month periods then ended, is presented below:

	Three months ended		Six months ended
	June 30, 2016		June 30, 2016
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	2,069	3.98	2,140	3.61
Granted	140	10.37	360	7.75
Exercised	(202)	1.51	(467)	3.15
Forfeited	-	-	(26)	2.34

Options outstanding, end of period	2,007	4.47	2,007	4.47

Exercisable options, end of period	528	4.76	528	4.76

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 35

The following table summarizes information about the options issued under the Corporation’s New Plan at June 30, 2016:

	Options outstanding at			Exercisable options at
	June 30, 2016			June 30, 2016
		Weighted
Exercise		average	Weighted		Weighted
price	Number of	remaining	average	Number of	average
	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$
$1.08 to $1.29	335	2.4	1.16	83	1.08
$2.19 to $2.34	68	3.2	2.30	8	2.19
$2.51 to $3.31	170	3.3	3.11	47	2.76
$3.73 to $4.36	722	3.5	3.88	109	3.92
$6.09 to $6.57	572	2.9	6.39	281	6.57
$10.37	140	4.9	10.37	-	-
	2,007	3.2	4.47	528	4.76

During the six-month period ended June 30, 2016, the Corporation granted 360,000 share options to a director, an officer and employees (205,000 to directors and employees for the six-month period ended June 30, 2015). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $3.36 ($2.01 for the six-month period ended June 30, 2015).

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

A summary of the status of options outstanding under the Corporation’s Initial Plan at June 30, 2016 and changes during the three-month and six-month periods then ended, is presented below:

	Three months ended		Six months ended
	June 30, 2016		June 30, 2016
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning and end of the period	60	10.53	60	10.53
Exercised	(21)	8.62	(21)	8.62

Exercisable options, end of period	39	11.56	39	11.56

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 36

The following table summarizes information about the options issued under the Corporation’s Initial Plan at June 30, 2016:

	Options outstanding at June 30, 2016			Exercisable options at
June 30, 2016
Exercise		Weighted
price		average	Weighted		Weighted
	Number	remaining	average	Number	average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$

$10.87 to $12.03	39	0.38	11.56	39	11.56

b)	Restricted share units

The Corporation’s New Plan permits the granting of RSUs. Upon vesting, each RSU is exchanged for one common share of the Corporation. The fair value of each RSU is equal to the fair value of one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. Two types of RSUs are issued: (1) RSUs that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total period of three years, (2) RSUs that fully vest at the earliest of three years after the grant date or upon the Director leaving the Board.

A summary of the status of RSUs outstanding under the Corporation’s New Plan at June 30, 2016 and changes during the three-month and six-month periods then ended, is presented below:

	Three months ended		Six months ended
	June 30, 2016		June 30, 2016
	Number of	Fair Value at	Number of	Fair Value at
	restricted	the date of	restricted	the date of
	share units	the grant	share units	the grant
	(in thousands)	$	(in thousands)	$

Restricted share units outstanding, beginning of the period	410	5.42	193	3.76
Granted	-	-	265	6.32
Released for common shares	(14)	3.73	(59)	3.75
Forfeited	-	-	(3)	3.73

Restricted share units outstanding, end of period	396	5.47	396	5.47

During the six-month period ended June 30, 2016, the Corporation granted 265,180 RSUs to officers and employees at an average fair value of $6.32 (none in the comparable period of 2015).

c)	Deferred share units

In May 2015, the Corporation established a deferred share unit (DSU) plan for directors. The value of an outstanding DSU, on any particular date, is equal to the market value of a common share of the Corporation at such date. DSUs are granted to directors and must be retained until the director leaves the Corporation’s Board of Directors (Board), at which time, the Board elects one or any combination of the following payment methods: (a) issuing common shares from treasury, (b) purchase shares on the market or (c) paying cash. If the Board does not elect for the payment method, the obligation is automatically settled in cash.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 37

DSU’s are initially measured on the grant date at fair value and recognized as an obligation. The obligation is re -measured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statement. The Corporation values the obligation based on the market price at closing of the Corporation’s stock on the Toronto Stock Exchange.

In the six-month period ended June 30, 2016, the Corporation granted 110,000 DSUs to directors (none in the comparable period of 2015) and recorded a compensation expense of $1,319 (none in 2015). As at June 30, 2016, 110,000 DSUs were outstanding (none as at December 31, 2015) for which the compensation liability was $1,319 (none as at December 31, 2015). Subsequent to the quarter’s end, the Corporation released 47,000 shares as payment for 47,000 DSU.

d)	Retention awards

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at June 30, 2016, the total amount that could be paid as Retention Awards under these agreements is $1,750 and the liability accrued for to this effect amounts to $1,407 as at June 30, 2016 ($1,234 as at December 31, 2015), which corresponds to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

e)	Options outside the Corporation’s plan

In addition, 800,000 inducement options were granted on October 16, 2014 to the incoming CEO. In compliance with TSX rules, these are considered outside of the Corporation’s plan. These options vest in thirds on December 1st, 2015, and thereafter on December 1st 2016 and 2017, and expire five years after the date of grant. These options have an exercise price of $2.46. As at June 30, 2016, all options are outstanding and 266,666 are exercisable.

6.	Financial expenses

The financial expenses consist of the following items1:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Accretion expense – asset retirement obligations	18	21	35	43
Foreign exchange loss	3	107	53	7

	21	128	88	50

[1]	The interest on operating mine finance lease obligations is included in operating costs and amounted to $100 and $173 for the three-month and six-month periods respectively ended June 30, 2016 ($51 and $85 for the three-month and six-month periods ended June 30,

7.	Financial revenues

The financial revenues consist of the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Interest on cash	164	218	292	357

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 38

8.	Inventories

The inventories include the following items:

	June 30,	December 31,
	2016	2015
	$	$
		(Audited)

Precious metals	399	1,313
Ore	4,173	5,328
Supplies	4,695	4,644

	9,267	11,285

During the six-month period ended June 30, 2016, there was no write-down of inventories ($327 in the comparable period of 2015).

9.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equip ment	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2016	5,111	142,882	30,854	53,299	232,146	1,630	1,077	2,707	234,853
Additions	-	17,957	2,252	9,143	29,352	25	-	25	29,377
Disposals and write-off	-	-	-	(299)	(299)	-	-	-	(299)
Balance at June 30, 2016	5,111	160,839	33,106	62,143	261,199	1,655	1,077	2,732	263,931
Depreciation and depletion
Balance at January 1, 2016	1,901	69,499	11,799	25,843	109,042	565	505	1,070	110,112
Depreciation and depletion	354	9,978	2,518	3,810	16,660	55	79	134	16,794
Disposals and write-off	-	-	-	(209)	(209)	-	-	-	(209)
Balance at June 30, 2016	2,255	79,477	14,317	29,444	125,493	620	584	1,204	126,697
Carrying amount at June 30, 2016	2,856	81,362	18,789	32,699	135,706	1,035	493	1,528	137,234

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 39

10.	Long-term debt

Long-term debt includes the following financial liabilities:

	June 30,	December 31,
	2016	2015
	$	$
		(Audited)

Finance lease obligations	7,642	6,057
Contract payment holdbacks	1,500	1,500
Long-term share-based compensation (note 5 d)	1,407	1,234
Closure allowance	567	537
Royalty payments payable	-	1,000

	11,116	10,328

Current portion	4,138	3,064

	6,978	7,264

During the six-month period ended on June 30, 2016, the Corporation acquired mobile equipment at a cost of $3,015 via two financial lease agreements. At the end of these contracts, the Corporation benefits from an option of a lower purchase price. Minimum lease payments amount to $338 for the remainder of 2016, $703 for 2017, $739 for 2018, $777 for 2019 and $82 for 2020.

11.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 40

a)	Restricted deposits and letters of credit

As at June 30, 2016, the Corporation has $117 in restricted deposits with the Quebec government, $714 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,900 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2015). The following table provides the allocation of restricted deposits and letters of credit issued as at June 30, 2016 and December 31, 2015:

	June 30,	December 31,
	2016	2015
	$	$
		(Audited)
Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	714	708
Beaufor Mine	107	107
Other	10	10

	831	825

Other	-	6

	831	831
Letters of credit[1]
Camflo Mill	2,505	2,505
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	471	471
Monique Mine	948	948
Beaufor Mine	488	488

	5,391	5,391

[1]	Letters of credit are secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment which has a net carrying value of $24,271 as at June 30, 2016 ($21,151 as at December 31, 2015).

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at June 30, 2016 and December 31, 2015:

	June 30,	December 31,
	2016	2015
	$	$
		(Audited)

Camflo Mill	4,171	4,154
Island Gold Mine	2,013	2,000
Monique Mine	1,535	1,536
Beaufor Mine	1,348	1,342
Francoeur Mine	843	849
	9,910	9,881

Current portion	254	260

	9,656	9,621

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 41

12.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Six months ended
	June 30, 2016		June 30, 2016
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	58,650	183,021	58,340	181,712
Issue of common shares for cash
Bought-deal placement	2,990	31,096	2,990	31,096
Exercise of stock options	223	1,323	488	2,460
Exercise of warrants	813	2,429	813	2,429
Common shares issue costs	-	(2,002)	-	(2,002)
Shares issued in exchange of restricted share units	14	52	59	224

Balance, end of period	62,690	215,919	62,690	215,919

Issue of shares

On June 7, 2016, the Corporation issued a total of 2,990,000 common shares on a bought-deal basis through a syndicate of underwriters, at a price of $10.40 per share. This included the entire over-allotment option of 390,000 common shares, and generated aggregate gross proceeds of $31,096. Share issue costs of $2,002 were incurred relating to the issuance of common shares. A deferred tax asset of $535 related to the share issue cost was not recognised.

During the six-month period ended on June 30, 2016, the Corporation issued 487,963 common shares following the exercise of stock options (129,220 during the six-month period ended on June 30, 2015) and received cash proceeds in the amount of $1,650 ($193 in the comparable period). Contributed surplus was reduced by $810 which represents the recorded fair value of the exercised stock options ($86 in the comparable period).

During the six-month period ended on June 30, 2016, the Corporation issued 812,500 common shares following the exercise of warrants (none in the comparable period of 2015) and received cash proceeds in the amount of $1,990 and contributed surplus was reduced by $439.

Finally, during the six-month period ended on June 30, 2016, the Corporation issued 59,731 common shares following the vesting of restricted share units (none in the comparable period of 2015). Contributed surplus was reduced by $224 which represents the recorded fair value of the restricted share units.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 42

13.	Consolidated statements of cash flows

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Net change in non-cash working capital items

Receivables	1,391	952	641	595
Exploration tax credits receivable	790	1,066	162	1,919
Inventories	6	4,707	2,018	2,842
Payables, accruals and provisions	1,304	(2,654)	(3,249)	(1,807)

	3,491	4,071	(428)	3,549
Supplemental information
Change in payables, accruals and provisions related to property, plant and equipment	2,399	1,633	(1,703)	(198)

14.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2016 compared to annual financial statements of 2015 on the basis of segmentation or the basis of evaluation of segmented results.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 43

		Three months ended June 30, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	7,762	32,856	40,618	-	40,618
Cost of sales	7,414	22,319	29,733	-	29,733

Gross profit	348	10,537	10,885	-	10,885

Exploration and project evaluation	385	3,624	4,009	776	4,785
Administration	-	-	-	3,184	3,184
Loss on disposal of long-term assets	-	86	86	-	86
Other expenses	1,311	-	1,311	-	1,311
Other revenues	(1,510)	(4)	(1,514)	-	(1,514)

	186	3,706	3,892	3,960	7,852

Operating earnings (loss)	162	6,831	6,993	(3,960)	3,033
Financial expenses	11	7	18	3	21
Financial revenues	(4)	(2)	(6)	(158)	(164)

Earnings (loss) before taxes	155	6,826	6,981	(3,805)	3,176

Addition to property, plant and equipment	1,347	10,518	11,865	-	11,865

		Six months ended June 30, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	17,927	75,325	93,252	-	93,252
Cost of sales	16,211	48,770	64,981	-	64,981

Gross profit	1,716	26,555	28,271	-	28,271

Exploration and project evaluation	883	7,394	8,277	396	8,673
Administration	-	-	-	6,250	6,250
Loss on disposal of long-term assets	-	91	91	-	91
Other expenses	2,335	-	2,335	-	2,335
Other revenues	(2,621)	(5)	(2,626)	-	(2,626)

	597	7,480	8,077	6,646	14,723

Operating earnings (loss)	1,119	19,075	20,194	(6,646)	13,548

Financial expenses	22	13	35	53	88
Financial revenues	(4)	(2)	(6)	(286)	(292)

Earnings (loss) before taxes	1,101	19,064	20,165	(6,413)	13,752

Addition to property, plant and equipment	3,067	24,974	28,041	25	28,066

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 44

		June 30, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	8,330	24,720	33,050	80,452	113,502
Restricted deposits	107	714	821	10	831
Property, plant and equipment	9,336	126,017	135,353	1,881	137,234

Total assets	17,773	151,451	169,224	82,343	251,567

Current liabilities	5,341	18,994	24,335	7,660	31,995
Long-term debt	1,567	5,411	6,978	-	6,978
Asset retirement obligations	6,844	2,013	8,857	799	9,656
Deferred income and mining tax liabilities	-	-	-	4,385	4,385

Total liabilities	13,752	26,418	40,170	12,844	53,014

		Three months ended June 30, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	17,418	23,134	40,552	-	40,552
Cost of sales	13,356	20,536	33,892	-	33,892

Gross profit	4,062	2,598	6,660	-	6,660

Exploration and project evaluation	685	605	1,290	(216)	1,074
Administration	-	-	-	2,069	2,069
Loss (gain) on disposal of long-term assets	(3)	2	(1)	(33)	(34)
Other revenues	(5)	(4)	(9)	-	(9)
	677	603	1,280	1,820	3,100

Operating earnings (loss)	3,385	1,995	5,380	(1,820)	3,560

Financial expenses	14	7	21	107	128
Financial revenues	(2)	-	(2)	(216)	(218)

Earnings (loss) before taxes	3,373	1,988	5,361	(1,711)	3,650

Addition to property, plant and equipment	323	6,922	7,245	59	7,304

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 45

		Six months ended June 30, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	41,190	36,572	77,762	-	77,762
Cost of sales	27,131	36,193	63,324	-	63,324

Gross profit	14,059	379	14,438	-	14,438

Exploration and project evaluation	1,189	1,040	2,229	(91)	2,138
Administration	-	-	-	4,113	4,113
Loss (gain) on disposal of long-term assets	(111)	13	(98)	(14)	(112)
Other revenues	(7)	(8)	(15)	-	(15)

	1,071	1,045	2,116	4,008	6,124

Operating earnings (loss)	12,988	(666)	12,322	(4,008)	8,314
Financial expenses	28	15	43	7	50
Financial revenues	(2)	-	(2)	(355)	(357)

Earnings (loss) before taxes	12,962	(681)	12,281	(3,660)	8,621

Addition to property, plant and equipment	833	15,637	16,470	59	16,529

		December 31, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	9,284	10,211	19,495	61,985	81,480
Restricted deposits	107	714	821	10	831
Property, plant and equipment	7,548	115,202	122,750	1,991	124,741

Total assets	16,939	126,127	143,066	63,986	207,052

Current liabilities	6,315	22,071	28,386	5,754	34,140
Long-term debt	1,537	4,493	6,030	1,234	7,264
Asset retirement obligations	6,822	2,000	8,822	799	9,621
Deferred income and mining tax liabilities	-	-	-	2,425	2,425

Total liabilities	14,674	28,564	43,238	10,212	53,450

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 46

15.	Contingency

On July 20, 2016, an agreement was signed between the Corporation and a supplier to settle a dispute related to costs stemming from work that the Corporation had not previously authorized. The agreement, in the amount of $150, effectively ended an arbitration process. A provision for this amount has been accounted for in the financial statements in this respect.

16.	Approval of Financial Statements

The interim consolidated financial statements for the period ending June 30, 2016 were approved for publication by the Board of Directors on August 4, 2016.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q2 2016 | Page 47

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